February 1, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (978) 370-2290

Eileen Casal
Vice President, General Counsel & Secretary
Teradyne, Inc.
600 Riverpark Drive
North Reading, Massachusetts   01864

> **Re: Teradyne, Inc.**
> **Definitive 14A**
> **Filed April 13, 2007**
> **File No. 001-06462**

Dear Ms. Casal:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel